September 29, 2010
Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	CTS Corporation
Form 10-K for the fiscal year ended December 31, 2009
Filed February 23, 2010
Form 10-Q for the quarterly period ended April 4, 2010 and July 4, 2010
File No. 001-04639
Dear Mr. Cascio:
This letter is in response to your letter of September 17, 2010, in which you requested responses to comments relative to CTS Corporation’s (the “Company” or “CTS”) Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the quarterly period ended April 4, 2010 and July 4, 2010:
In connection with the responses to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Listed below are each of your comments, in bold, followed by CTS’ response.
Form 10-K for the fiscal year ended December 31, 2009
Exhibit 13, Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies — Retirement Plans, page 5
1.	We reference the range of discount rates and expected returns on plan assets for your foreign plans disclosed on page 5. With a view toward providing enhanced disclosure in future filings, please tell us the reason for the significant variance in these rates and returns and clarify how they were determined. In your response, please provide any proposed disclosure for future filings.
Response: CTS has two foreign plans: the United Kingdom plan and the Taiwan plan. The discount rate used to measure the plan obligation for the United Kingdom and Taiwan plans are 5.70% and 2.25%, respectively. The United Kingdom plan discount rate is the rate of interest at which it has been assumed that the plan obligation could be effectively settled. The United Kingdom plan discount rate is based on the return on high quality bonds available at the date of valuation and expected to be available during the period to maturity of the pension benefits. CTS uses an actuarially - determined yield curve to determine this discount rate. The Taiwan plan discount rate is based on government bond rates as directed by the Central Trust of China.
The expected returns on plan assets for the United Kingdom and Taiwan plans are 7.20% and 2.25%, respectively. The expected return on plan assets for the United Kingdom plan is based on an allocation of expected returns on investments in equities, bonds and cash. The expected return on the Taiwan plan is based on government bond rates as directed by the Central Trust of China.
For future filings, CTS will provide explanations similar to the discussion above.
2.	As a related matter, please tell us the materiality of foreign plan assets/obligations compared to total plan assets/obligations.
Response: CTS’ foreign plan assets account for 3.8% of total plan assets at December 31, 2009. CTS’ foreign plan obligations account for 5.6% of total obligations for the same period. The breakdown of plan assets and obligations in United States dollars is as follows (in $’000s):

	Plan assets		Obligations
Foreign	$9,526	3.8%	$13,404	5.6%
US	244,215	96.2%	225,659	94.4%

Total	$253,741	100%	$239,063	100%

3.	With a view toward providing enhanced disclosure in future filings, please tell us how you considered the guidance in FASB ASC 715-20-50-1(k) and 715-30-35-45 in determining your discount rates. In your response, please provide any proposed disclosure for future filings.
Response: CTS utilizes actuaries from consulting companies in each country to develop CTS’ discount rates following the guidance in FASB ASC 715-20-50-1(k) and 715-30-35-45 that matches high-quality bonds currently available and expected to be available during the period to maturity of the pension benefit in order to provide the necessary future cash flows to pay the accumulated benefits when due. For future filings, CTS will provide disclosures similar to this explanation.

Executive Compensation, page 20            (Exhibits)
4.	We note that your response to prior comment 3 does not address the first or second bullet points to our comment. As such, you have not provided us with an adequate explanation for how you concluded that: (1) you entered into the indemnification agreement in the ordinary course of your business, as provided in Item 601(b)(10)(i) of Regulation S-K, and (2) you are not substantially dependent upon the indemnification agreement, as provided in Item 601(b)(10)(ii) of Regulation S-K. With respect to whether you entered into the indemnification agreement in the ordinary course of your business, please address the second bullet to prior comment 3 and focus your response on whether, and if applicable, how often you have entered into similar indemnification agreements in the past. With respect to the applicability of Item 601(b)(10)(ii), please explain why you believe it is not necessary to assess whether you are substantially dependent on the indemnification agreement and, regardless of your conclusion, respond to the first bullet to prior comment 3. Otherwise, please file the agreement as an exhibit.
Response: While it has always been the Company’s intent to be transparent with respect to the Toyota Indemnification Agreement, which is why CTS previously included a detailed summary of the agreement’s salient terms in the Company’s prior filing, CTS genuinely believes the Toyota Indemnification Agreement was entered into in the ordinary course of business and is not subject to filing requirements. Nonetheless, CTS will file the Toyota Indemnification Agreement as an exhibit to the Form 10-Q report for the Company’s 2010 third quarter.
Financial Statements
Note H — Retirement Plans, page 28
5.	In the first table on page 30, we note that the discount rate utilized for the benefit obligation assumptions varies from the discount rate utilized for the pension income/postretirement expense assumptions. With a view toward providing enhanced disclosure in future filings, please describe the reasons for utilizing different discount rates. In your response, please provide any proposed disclosure for future filings.
Response: The discount rate utilized to estimate CTS’ pension and post-retirement benefit obligations is based on market conditions at December 31, 2009 and is determined using a model consisting of high quality bond portfolios that match the cash flows of the plans’ projected benefit payments based on the plan participants’ service to date and their expected future compensation. Use of the rate produced by this model generates a projected benefit obligation that equals the current market value of a portfolio of high quality bonds whose maturity dates match the timing and amount of expected future benefit payments.
The discount rate used to determine pension income/post retirement expense for CTS’ pension and post-retirement plans is based on market conditions at December 31, 2008 and is the interest rate used to estimate interest incurred on the outstanding projected benefit obligations during the period.

For future filings, CTS will provide a discussion similar to the above explanations presented.
6.	In the table on page 31, we see the disclosure regarding your pension plan asset allocation. With a view toward providing enhanced disclosure in future filings, please tell us how you considered the disclosure requirements of FASB ASC 715-20-50-1(d)(5)(ii), particularly in regard to providing details of the equity securities holdings segregated by industry type, company size or investment objective. In your response, please provide any proposed disclosure for future filings.
Response: CTS’ investment objective related to the plan’s equity securities is to provide for a reasonable amount of long-term growth of capital, without undue exposure to volatility, and protect the assets from erosion of purchasing power. The plan’s equity securities are diversified across U.S. and non-U.S. equity securities. For future filings, CTS will classify the plan’s equity securities between U.S. and non-U.S. categories, and if appropriate, futher disclose the plan’s holdings by industry type, company size, or investment objective.
7.	On page 31, we see the fair value of your Level 3 pension plan assets were determined by private equity fund managers who use current industry information pertinent to the various invested businesses. With a view toward providing enhanced disclosure in future filings, please explain in more detail the methodology the private equity fund manager utilizes. Refer to FASB ASC 715-20-50-1(d)(3). In your response, please provide any proposed disclosure for future filings.
Response: The private equity fund manager uses an income approach in estimating the fair value of the plan’s Level 3 asset. The income approach estimates the fair value by first, determining the entity’s earnings before interest, taxes, depreciation and amortization and then multiplying that value by an estimated multiple for similar companies. The entity’s net debt is then subtracted from the calculated amount to arrive at an estimated fair value for the entity. In future filings, CTS will include a discussion similar to this response with the purpose of enhancing CTS’ disclosures relative to this topic.
Please contact me at (574) 523-3800 if you have any further questions concerning this filing.
Thank you.
Sincerely,

/s/ Donna L. Belusar
Donna L. Belusar
Senior Vice-President and Chief Financial Officer